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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                      January 2008

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Purchase and Sale Agreement of La Colorada Mining Operation, dated 11/16/2008

2.  Exploration, Promise to Sell and Option to Purchase Mining Concession Agreement

    with Exploraciones La Colorada, S.A. de C.V., dated 11/26/2008

3.  Consulting Agreement with Gary Freeman, dated 1/1/2009

4.  Consulting Agreement with Scott Kelly, dated 4/10/2008

5.  Consulting Agreement with Melvin Herdrick, dated 1/1/2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (04-09)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PURCHASE AND SALE AGREEMENT OF

LA COLORADA MINING OPERATION

THIS PURCHASE AND SALE AGREEMENT OF LA COLORADA MINING OPERATION (the "Agreement") is made and entered into this 26th day of November, 2008.

BETWEEN:

Exploraciones La Colorada, S.A. de C.V. is a corporation duly organized and in good standing under the laws of Mexico, located on Calle del Cobre 95, Colonia Parque Industrial, Hermosillo, Sonora 83299, represented here by Samuel Fraijo Flores acting as Sole Administrator with Power of Attorney for legal proceedings, collection, and acts of domain and administration (hereinafter referred to as the “Seller”);

OF THE FIRST PART

AND:

Compañía Minera Pitalla, S.A. de C.V. is a corporation duly organized and in good standing under the laws of Mexico, located on Blvd. Progreso and Solidaridad #628 Interior 12, Col. Pilares, Hermosillo, Sonora, represented here by Alberto Jesús Orozco Garza, acting as legal representative with Power of Attorney for acts of domain (hereinafter referred to as the “Purchaser”).

OF THE SECOND PART

WHEREAS:

A.

The Seller is the sole proprietor and possessor of the La Colorada Mining Operation.

B.

On October 16 2007, a certain Exploration and Option to Purchase Agreement was signed by the parties hereto, whereby the Seller granted the Purchaser the promissory sale and option to purchase the La Colorada Mining Operation.

C.

The Purchaser wishes to exercise its right of option to purchase stipulated in the Exploration and Option to Purchase Agreement and to purchase the La Colorada Mining Operation, free of any liens, encumbrance and limitations of ownership whatsoever, subject to the terms and conditions herein contained.

All terms hereinafter defined.

THEREFORE, in consideration of the premises, warranties and representations of the parties hereto, the parties agree as follows:

CLAUSE 1

ATTACHEMENTS AND DEFINITIONS

1.1.

The following schedules form part of this Agreement:

Schedule    “A”:

“DEFINITIVE AGREEMENTS”

Schedule “A-1”:

“Assignment of Mining Concessions Agreement”

Schedule “A-2”:

“Purchase and Sale of Real Estate Property Agreement”

Schedule “A-3”:

“Assignment of Possession Rights Agreement”

Schedule “A-4”:

“Assignment of Water Rights Concession Agreement”

Schedule “A-5”:

“Purchase and Sale of Mining Equipment and Machinery Agreement”

1.2. The following terms shall have, whenever used in this Agreement, the construction and interpretation hereafter defined (except when expressly provided otherwise or the context requires it in some other way):

“La Colorada Titled Land” means the parcel of land described in Recitals I (A) of the Purchase and Sale of Real Estate Property Agreement” (Schedule “A-2” of this Agreement).

“La Colorada Water Rights Concession Title” means the water rights concession title described in Schedule “A” of the “Assignment of Water Rights Concession Agreement” (Schedule “A-4” of this Agreement).

“La Colorada Mining Concessions” means the mining concessions described in Schedule “A” of the “Assignment of Mining Concessions Agreement” (Schedule “A-1” of this Agreement) and any other concession or right which may derive thereby, with all that may correspond to them by fact or by application of law.

“Agreement” means this Agreement, with its amendments agreed by the parties.

“Exploration and Option to Purchase Agreement” means the Mining Exploration, Promissory Assignment and/or Transfer of Ownership Rights and Purchase and Sale of Land Agreement signed between the Seller and Purchaser on October 16 2006, whereby the Seller granted to the Purchaser, on payment of the “Purchase Price”, the exploration rights and the irrevocable promissory sale of the La Colorada Mining Operation.

“La Colorada Possession Rights” means the rights of possession over the lot described in Schedule “A” of the “Assignment of Possession Rights Agreement” (Schedule “A-3” of this Agreement).

“IVA” means the Added Value Tax in effect according to the Added Value Tax Act of Mexico, with its amendments made from time to time

“La Colorada Mining Equipment and Machinery” means the mining equipment and machinery described in the inventory attached in Schedule “A” of the “Purchase and Sale of Mining Equipment and Machinery Agreement” (Schedule A-5 of this Agreement).

“Purchase Price” means the amount of $1, 925,000 USD (One million nine hundred and twenty five thousand US dollars) plus IVA; the purchase price was modified by mutual agreement of the parties on November 19, 2008 by deducting $825,000 USD (eight hundred and twenty five thousand US dollars and 00/100) plus IVA from the price of $2, 750,000 USD (Two million seven hundred and fifty thousand US dollars and 00/100) originally agreed to under the Exploration and Option to Purchase Agreement; the aforementioned deduction was agreed upon by the parties by virtue of the disincorporation of the mining Concession Ext. Sonora IV (title 207597) from the Exploration and Option to Purchase Agreement.

“La Colorada Mining Operation” means, collectively, the La Colorada Mining Concessions, the La Colorada Titled Land, the La Colorada Possession Rights, the La Colorada Water Rights Concession Title and the La Colorada Mining Equipment and Machinery, located immediately south of the La Colorada town limits, Municipality of La Colorada, State of Sonora, Mexico. The access route is through State Highway 16, approximately 40 kilometers southeast of Hermosillo City, Sonora. Central Point is approximately in geographical coordinates: Latitude 28.802471° Longitude 110.570490°.

CLAUSE 2

WARRANTIES AND REPRESENTATIONS OF SELLER

2.1.

The Seller, through its legal representative, warrants and represents the following:

A.

It is a corporation duly organized and in good standing under the laws of Mexico, Public Deed number 16050 volume 343, dated March 8, 2005, granted before Notary Public Number 5, Lic. Prospero Ignacio Soto Wendlant, practicing and residing in Hermosillo, Sonora registered before the Public Registry of Commerce of aforementioned city under commercial folio number 34155-7.

B.

It acknowledges the authority and powers of the Purchaser’s legal representative appearing; it acknowledges that its representative possesses the powers required by law to obligate the Seller as herein set forth and that such powers have not, as of this date, been limited, revoked or modified in any way whatsoever.

C.

It is the sole proprietor, title holder and possessor of the La Colorada Mining Operation.

D.

In accordance with the Assignment of Rights Agreement signed between the Seller and the Grupo Minero FG, S.A. de C.V. (deed of assignment number 19,154 volume 361 dated May 29, 2006, certified by Notary Public Number 5, Lic. Prospero Ignacio Soto Wendlant, in Hermosillo, Sonora) the Seller has paid in full and it has complied with all obligations agreed upon thereby, and in any other document related thereto; there is no obstacle or legal condition which may impede, affect or invalidate the signing of this Agreement.

E.

Each and every one of the assets comprising the La Colorada Mining Operation are free of any liens, encumbrance, controversy or claim by third parties and are in compliance with their tax obligations as well as free from any circumstance which may impede the free exercise of the rights attached thereto.

CLAUSE 3

WARRANTIES AND REPRESENTATIONS OF PURCHASER

3.1

The Purchaser, through its legal representative, warrants and represents the following

A.

It is a corporation duly organized and in good standing under the laws of Mexico, Public Deed number 10377 volume 200, dated August 13, 2002, granted before Notary Public Number 91, Lic. Juan Carbajal Hernández, practicing and residing in Hermosillo, Sonora registered before the Public Registry of Commerce of aforementioned city with inscription number 22330 volume 753 commerce section book One dated August 13, 2002.

B.

It acknowledges the authority and powers of the Seller’s legal representative appearing; it acknowledges that its representative possesses the powers required by law to obligate the Seller as herein set forth and that such powers have not, as of this date, been limited, revoked or modified in any way whatsoever.

C.

It acknowledges the current state of the La Colorada Mining Operation and is willing to acquire such assets under the terms and conditions provided in this Agreement.

CLAUSE 4

JOINT WARRANTIES AND REPRESENTATIONS

OF THE PARTIES

4.1.

The parties, through their legal representatives, warrant and represent the following

A.

The Exploration and Option to Purchase was signed by the parties on October 16, 2007.

B.

The purchase price originally agreed to under the Exploration and Option to Purchase Agreement was $2, 750,000 USD (Two million seven hundred and fifty thousand US dollars and 00/100) plus IVA; such purchase price was modified on November 19, 2008 by the parties to $1, 925,000 USD (One million nine hundred and twenty five thousand

US dollars) by virtue of the disincorporation of the mining Concession Ext. Sonora IV (title 207597) from the Exploration and Option to Purchase Agreement.

C.

To this date, the Purchaser has paid the Seller, on account of the Purchase Price, the amount of $1, 100,000 USD (One Million One Hundred Thousand US dollars and 00/100); the outstanding balance is $825,000 USD (Eight Hundred Twenty Five Thousand US dollars and 00/100).

CLAUSE 5

PURCHSE SALE

5.1.

Purchase Sale. The Seller sells and transfers to the Purchaser, and the Purchaser acquires as rightful owner, free and clear from any liens, encumbrance and controversy or affectation of domain, and without reservation of any right or action of any nature, the La Colorada Mining Operation.

5.2.

Purchase Price. The Purchaser hereby pays the Seller and the Seller acknowledges having received in full satisfaction from the Purchaser, the Purchase Price of

$1, 925,000 USD (One million nine hundred and twenty five thousand US dollars) plus IVA, as follows:

A.

$1, 100,000 USD (One Million One hundred Thousand US dollars) plus IVA paid on signing of the exploration and Option to Purchase Agreement. The current instrument constitutes evidence of receipt of that amount.

B.

$825,000 USD (Eight Hundred Twenty Five Thousand US dollars and 00/100) plus IVA, paid on the signing of this Agreement. The current instrument constitutes evidence of receipt of that amount.

5.3.

Distribution of the Purchase Price. The parties agree that the Purchase Price be distributed as follows:

LA COLORADA MINING OPERATION	PRICE (USD)	IVA (USD)	TOTAL (USD)
La Colorada Mining Concessions	$ 1,567,625.00	$ 235,143.75	$ 1,802,768.75
La Colorada Titled Land	$ 196,300.00	$4,500.00	$200,800.00
La Colorada Possession Rights	$25,000.00	$ 3,750.00	$ 28,750.00
La Colorada Water Rights Concession Title	$80,000.00	$12,000.00	$92,000.00
La Colorada Mining Equipment and Machinery	$ 56,075.00	$ 8,411.25	$64,486.25
Total:	$1,925,000.00	$263,805.00	$ 2,188,805.00

CLAUSE 6

PHYSICAL AND LEGAL TRANSFER

6.1.

The Seller hereby transfers to the Purchaser, without reservation of any right, the possession and legal ownership of, and the “Seller” acquires as rightful owner: (a) 100% interest and title to the La Colorada Mining Concessions, (b) possession and property rights of the La Colorada Titled Land, (c) ownership rights to La Colorada Possession Rights, (d) 100% title to the La Colorada Water Rights Concession Title, and (e) the rights of property and possession of the La Colorada Mining Machinery and Equipment.

6.2.

Prior Responsibilities. The Seller shall bear all obligations and responsibilities derived or linked to the ownership, property, tenure or operation of all and every asset comprising the La Colorada Mining Operation, (including the deposit, storage, operation and maintenance of waste material, as well as the deposit and residual material management of the metallurgical plant and waste pads from mining works), of any legal, environmental, labor, administrative or fiscal nature, or any other kind, originating prior to the date of signing of the Exploration and Option to Purchase Agreement; the Purchaser shall be released from and against any liability arise that may arise thereby. The “Purchaser” shall notify the “Seller” within the following 5 (five) business days (or within a period equal to half of the time required to interpose the necessary legal defenses, whichever is shorter) the possible obligation or responsibility and will notify within 3 (three) business days after such notice if the “Purchaser” wishes to be in charge of the case’s defense (in this case the “Seller” shall provide the “Purchaser” all required information and shall grant all powers necessary for the defense), or if the “Purchaser” will have the freedom to act upon what the “Purchaser” deems convenient. Any reasonable expenses incurred by the “Purchaser” will be forthwith reimbursed by the “Seller”.

6.3.

Future Responsibilities. The Purchaser shall bear all obligations and responsibilities derived or linked to the ownership, property, tenure or operation of all and every asset comprising the La Colorada Mining Operation, (including the deposit, storage, operation and maintenance of waste material, as well as the deposit and residual material management of the metallurgical plant and waste pads from mining works), of any legal, environmental, labor, administrative or fiscal nature, or any other kind, originating prior to the date of signing of the Exploration and Option to Purchase Agreement; the Purchaser shall be released from and against any liability arise that may arise thereby. The Purchaser shall notify the Seller within the following 5 (five) business days (or within a period equal to half of the time required to interpose the necessary legal defenses, whichever is shorter) the possible obligation or responsibility and will notify within 3 (three) business days after such notice if the “Purchaser” wishes to be in charge of the case’s defense (in this case the “Seller” shall provide the “Purchaser” all required information and shall grant all powers necessary for the defense), or if the “Purchaser” will have the freedom to act upon what the “Purchaser” deems convenient. Any reasonable expenses that the “Purchaser” may incur, will be reimbursed by the “Seller”, who will fully refund the “Purchaser” within 15 (fifteen) business days after the expenditure.

CLAUSE 7

DEFAULT AND TERMINATION

7.1.

IF AT ANY MOMENT DURING THE TERM THIS AGREEMENT IS IN FULL FORCE AND EFFECT ANY OF THE PARTIES (HEREINAFTER REFERRED TO AS THE “DEFAULTING PARTY”) DEFAULTS TO ANY OF ITS OBLIGATIONS AGREED UPON HEREUNDER OR INCURS IN ANY FALSE REPRESENTATION OR WARRANTY SET OUT IN THIS AGREEMENT, ANY OF THE OTHER PARTIES WILL HAVE THE RIGHT TO TERMINATE THIS AGREEMENT, BUT ONLY IF:

(a)

such party has previously delivered to the “Defaulting Party” a notice of default describing the particulars of the breached obligation or the false representation or warranty, and

(b)

the “Defaulting Party” has failed to remedy such breach within 14 days after such notice has been delivered or it has not started the procedures to remedy such breach through an opportune payment or compliance with the defaulted obligation.

CLAUSE 8

NOTICES

8.1.

All notices and notifications that may be made between the parties as a result of the application of this Agreement shall be made in writing and shall be sent to the parties at the address that corresponds to the last address stated in this Agreement, which, until there’s no written communication stating otherwise shall be understood that it is the appointed in the preface of this Agreement.

The parties may at any time change the previously stated addresses notifying one another in writing on a five days notice.

8.2.

All notifications shall be made: (i) in person, or (ii) by electronic means, with a subsequent confirmation by registered or certified mail requesting the corresponding reception confirmation, or (iii) by means of registered or certified mail or by commercial delivery service. All notifications will be valid and will be considered as received (i) if it was made in person, on the date that was made if it was made during work hours, and if it was not made in work hours, will be dated with the business day after the notification date, (ii) if it was made by electronic means, on the business day after receiving the confirmation sent by registered or certified mail, and (iii) if it was only made through mail or commercial delivery service, the business day after its reception.

CLAUSE 9

APPLICABLE LAW AND TRIBUNALS

9.1.

This Agreement shall be interpreted and will be regulated by the applicable dispositions of the Mining Law and its Regulations, the Code of Commerce and the Civil Code of the State of Sonora, Mexico. In case of interpretation or execution of this Agreement or interpretation of the not expressly stipulated in this Agreement, the parties submit to the competence of the state and federal tribunals with seat and competence in Hermosillo, Sonora, renouncing the jurisdiction of any other court or tribunal, of any nature to which they may have right in virtue of their current or future address, or in virtue of any legal mechanism that may or could be applicable.

CLAUSE 10

GENERAL PROVISIONS

10.1.

The parties shall act in good faith and mutual cooperation in all matters related to this Agreement.

10.2.

This Agreement contains the total agreement of the parties with regards to its object; therefore it cancels and sets aside any other agreement or letter of intent, be it verbal or written, carried out by the parties with regards to such object, including the Exploration Option to Purchase Agreement.

10.3.

This Agreement shall not be subject to modifications, unless such modifications are written and signed by both parties.

10.4.

The parties shall opportunely make or promote the realization of all acts or sign all documentation that is reasonably required, or advisable to execute the will of the parties contained in this Agreement, including, without limitation, the registration of the Purchaser in the Mining Public Registry of the General Office of Mines as holder of the La Colorada Mining Concessions, in the corresponding Public Property Registry as proprietor of the La Colorada Real Estate Property, and in the Water Rights Registry as holder of the La Colorada Water Rights Concession.

10.5.

This Agreement benefits and forces the parties, as well as their respective assignees and successors.

BEING READ, the parties sign and acknowledge this Agreement hereinbefore dated.

THE “SELLER”

Exploraciones La Colorada, S.A. de C.V.

_________________________________

Samuel Fraijo Flores

Sole Administrator

THE “PURCHASER”

Compañía Minera Pitalla, S.A. de C.V.

__________________________________

By: Alberto Jesús Orozco Garza

Legal Representative

EXPLORATION, PROMISE TO SELL AND OPTION TO PURCHASE

MINING CONCESSION AGREEMENT

This Exploration and Option to Purchase Contract is formalized on November 26, 2008.

BETWEEN:

Exploraciones La Colorada, S.A. de C.V. a corporation duly organized and in good standing under the laws of Mexico, located on Calle del Cobre 95, Colonia Parque Industrial, Hermosillo, Sonora 83299, represented here by Samuel Fraijo Flores acting as Sole Administrator with Power of Attorney for legal proceedings, collection, and acts of domain and administration (hereinafter referred to as the “Optionor”);

OF THE FIRST PART.

AND:

Compañía Minera Pitalla, S.A. de C.V. a corporation duly organized and in good standing under the laws of Mexico, located on Blvd. Progreso and Solidaridad #628 Interior 12, Col. Pilares, Hermosillo, Sonora, represented here by Alberto Jesús Orozco Garza, acting as legal representative with Power of Attorney for acts of domain (hereinafter referred to as the “Optionee”).

OF THE SECOND PART

WHEREAS:

A.

The Optionor is 100% owner of mining concession title number 207597 which grants exploration and exploitation rights over the land area covering the Ext. Sonora IV mining lot located in the La Colorada municipality, in the State of Sonora (the “Mining Concession”).

B.

On October 16, 2007 the parties signed a Mining Exploration, Promissory Assignment and/or Transfer of Ownership Rights and Purchase and Sale of Land Agreement (hereinafter, referred to as the “Exploration and Option to Purchase Agreement”) whereby the Optionor granted to the Optionee, among other things, the exploration rights and the irrevocable promise to sell the Mining Concessions (as defined in Statement I (1) of the Exploration and Option to Purchase Agreement, amongst which the Mining Concession is included.

C.

The Mining Concession was removed from the Exploration and Option to Purchase Agreement by a mutual consent of the parties on November 19, 2008, as evidenced in Sale and Purchase Agreement of La Colorada Mining Operation executed on November 26, 2008.

D.

Subsequent to the date of signing the Exploration and Option to Purchase Agreement, the Optionor notified the Optionee the following: (a) the Deputy Director of Mines of the City of Hermosillo, Sonora formally disapproved, through official notice number 120/146/A-4-6.1.1/04/5177 dated December 13, 2004 (the “Cancellation Order”), the mining exploitation application filed in respect to the Mining Concession, (b) the General Director of Mines of the Ministry of Economy rejected, through official notice number 610-6568 dated September 9 2008, an appeal for review filed against the Cancellation Order and confirmed the decision to cancel the Mining Concession; (c) according to the files of the General Office of Mines, the Mining Concession has been cancelled and, as of this date, the opening for location of the land area covered thereto is scheduled for public notice.

E.

The Cancellation Order is not, as of the date hereof, final, as terms provided by statute for the filing of applicable legal remedies have not yet expired.

F.

The Optionor wishes to grant to the Optionee, and the Optionee wishes to acquire from the Optionor, the promise of sale and right to option to purchase 100% ownership of the Mining Concession, or, in the event of final confirmation of the Cancellation Order, of the mining concession(s) acquired in the future by the Optionor over the land area comprising the Mining Concession (the “Derived Concession”), subject to the terms and conditions agreed upon hereunder.

THEREFORE, in virtue of the statements and guarantees declared jointly by the parties in this Contract, the parties agree to the following:

CLAUSE 1

Warranties and Representations of the Optionor

1.1. The Optionor, through its legal representative, warrants and represents as follows:

A.

It is an incorporated corporation duly organized and in good standing under the laws of Mexico, Public Deed number 16050 volume 343, dated March 8, 2005, granted before Notary Public Number 5, Lic. Prospero Ignacio Soto Wendlant, practicing and residing in Hermosillo, Sonora registered before the Public Registry of Commerce of aforementioned city under commercial folio number 34155-7.

B.

It acknowledges the legal existence of the Optionee and the powers conferred upon the legal representative appearing in its name hereunder; further, it acknowledges that the aforementioned powers are sufficient in accordance with applicable law to bind it as herein set forth and that to this date the aforementioned powers have not been revoked, modified or limited in any way.

C.

It is 100% owner of the Mining Concession and, subject only to the confirmation or definite cancellation of the Cancellation Order, will maintain such ownership as to allow the Optionee to acquire the 100% ownership of the Mining Concession in accordance with the terms of this Agreement.

D.

Subject only to the effects of the Cancellation Order, the Mining Concession is, as of the date hereof, and will continue for the duration of this Agreement, free and clear of any encumbrance, claim from a third party and in full compliance with the obligations imposed by the Mining Act and its Regulations.

E.

With the exception of the Exploration and Option to Purchase Agreement, it has not executed with any individual or corporation any contract or option, or granted any right or privilege that may become a contract or option, to purchase or acquire any of the rights attached to the Mining Concession.

F.

There is no legal claim or conflict against or related to the ownership of the Mining Concession, nor is it aware of any person that may possess a royalty or any other legal interest of any nature regarding the production of mineral from the Mining Concession.

G.

While this Contract is in full force and effect:

(1)

It will not reduce or file an application to reduce any portion of the land area comprising the Mining Concession or the Derived Concession, without the written consent of the Optionee,

(2)

It will not charge, encumber, affect or furnish in guarantee the Mining Concession or the Derived Concession, and

(3)

It will not perform any action inconsistent with the intent of the parties hereunder.

CLAUSE 2

Warranties and Representations of the Optionee

2.1. The Optionee, through its legal representative, warrants and represents as follows:

A.

It is an incorporated corporation duly organized and in good standing under the laws of Mexico, Public Deed number 10377 volume 200, dated August 13, 2002, granted before Notary Public Number 91, Lic. Juan Carbajal Hernández, practicing and residing in Hermosillo, Sonora registered before the Public Registry of Commerce of aforementioned city with inscription number 22330 volume 753 commerce section book One dated August 27, 2002.

B.

It acknowledges the legal existence of the Optionor and the powers conferred upon the legal representative who appears in its name hereunder; further, it acknowledges that the aforementioned powers are enough and in accordance with law to bind it in such manner and that to this date, the aforementioned powers have not been revoked, modified or limited in any way.

(a)

It acknowledges the legal status of the Mining Concession and legal effects of the Cancellation Order and is willing to acquire the Mining Concession, under the terms and conditions provided in this Agreement.

CLAUSE 3

GRANTING OF OPTION

3.1.

The Optionor hereby grants to the Optionee, and the Optionee acquires from the Optionor, the irrevocable promise of sale and the exclusive right to option (the “Option”), but not the obligation, to purchase 100% ownership of the Mining Concession or the “Derived Concession” free and clear from any encumbrances, charge, limitations of domain and opposition from third parties, for a term ending on October 16, 2009 (the “Expiration of the Option”).

4.1.1. To exercise the Option, the Optionee shall transfer to the Optionor, for purchase of 100% ownership of the Mining Concession, a total of 300,000 (three hundred thousand) ordinary shares (the “Shares”) of the capital of Pediment Explorations Ltd. of Vancouver, British Columbia, Canada (“PEZ”). PEZ is a publicly traded corporation in the Toronto Stock Exchange (“TSX Venture” or “TSX”).

4.1.2. In respect to the transfer of the Shares, the parties agree as follows:

A.

The Optionee has informed the Optionor that PEZ will be relying on an exception of the requirement to provide the Optionor with a prospectus according to the Securities Act of British Columbia (the British Columbia Act) and, as a result of the acquisition of Shares pursuant to such exception, certain protections, rights and legal remedies provided by the British Columbia Act, including statutory rights related to the breach of contract or damages, will not be available to the Optionor.

B.

There are additional restrictions in order for the Optionor to sell the Shares, according to the British Columbia Act and the Multilateral Instrument 45-102 adopted by the British Columbia Securities Commission, and as a result of the aforementioned the Optionor through this instrument acknowledges that once the Shares are issued and until the date it is no longer required according to governing securities legislation and bylaws, the representative share certificates will bear a legend restricting their sale.

C.

Condition Precedent. The legal effects of this Agreement shall be suspended until PEZ has obtained the approval for its execution from the TSX Venture and of any regulating authority or stock market with jurisdiction over PEZ. The legal effects of this Agreement shall become effective automatically, without additional consent from the parties or legal resolution, on issuance of written approval by the TSX Venture.

CLAUSE 4

RELINQUISHMENT OF RIGHTS / EARLY TERMINATION

4.1. This Agreement contains an Option only. The Optionee, but not the Optionor, may at any time prior to the exercise of the Option, relinquish its rights hereunder and terminate this Agreement on thirty (30) day written prior notice to the Optionor; in the event of early termination as herein set forth, this Agreement shall cease to be in full force and effect, with the exception of the Optionee’s obligations generated prior to the effective date of termination.

4.2.

If the Option is terminated as aforesaid in clause 4.1, the Optionee shall deliver to the Optionor, within a term of ninety (90) days following such termination, a copy of every report, map, and assay result and any other relevant technical information related to the Mining Concession in possession of the Optionee.

CLAUSE 5

EXERCISE OF THE OPTION

5.1. The Optionee will have the right to exercise the Option to purchase the Mining Concession or the “Derived Concession” at any time during the term of this Agreement. <to exercise the Option, the Optionee shall notify in writing the Optionor its intent to exercise the Option (the “Notice to Exercise”). On receipt of the Notice to Exercise by the Optionee, the parties shall, within a non-extendable term of fifteen (15) calendar days following the receipt of the Notice to Exercise, sign and ratify before a notary public, an Assignment of Rights Agreement (the “Assignment of Rights”) whereby the Optionee will assign the Optionor, on payment of the Shares, 100% ownership of the Mining Concession or “Derived Concession” free and clear of any encumbrance, charge or third party claim, without any additional benefit to the Optionor.

5.2.

The Notice to Exercise must include (a) the irrevocable intent of the Optionee to exercise the Option (b) the date, time and place where the Optionor should appear to sign and ratify before a notary public the Assignment of Rights and (c) a draft of the Assignment of Rights, which shall contain strictly the terms and conditions herein set out.

CLAUSE 6

RIGHTS OF EXPLORATION AND ACCESS

6.1.

During the term of this Agreement, the Optionee, and its directors, workers and contractors will have, with respect to the Mining Concession or the “Derived Concession”, the right to  carry out any activity for the identification of mineral deposits and the quantification and evaluation of mineral reserves, to determine if they are economically feasible, including, without limiting the generality of the foregoing (the “Exploration Activities”):

(a)

the access to the mining lot covered by the Mining Concession or the Derived Concession,

(b)

the exploration and development activities such as drilling, trenching, excavation, geological measuring, geochemistry or geophysics, and mapping of the results obtained thereby; aerial measuring, soil, sediment, and rock sampling; metallurgical samples and tests with pilot plants, as long as these activities are not made for profit motives and are in expressly enough quantities for carrying out exploration activities,

(c)

the construction of any building or mineral processing plant; the installation of machinery and mining equipment, and

(d)

the removal or disposal of reasonable amounts of minerals and metals in order to obtain assays or the performance of other tests.

CLAUSE 7

Assignment of Rights

7.1.

The Optionee, but not the Optionor, shall have the right at any time during the term of this Agreement, to sell, transfer or dispose in any way whatsoever its rights acquired hereunder, with the condition that such assignee or transferee of such rights or interest shall previously assume all obligations of the Optionee assumed in this Agreement.

CLAUSE 8

Force Majeure

8.1.

If the Optionee is at any time either during the Option period or thereafter is prevented or delayed in complying with any provisions of this Agreement by reason of strikes, walk-outs, labour shortages, power shortages, fuel shortages, fires, wars, acts of God, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the control of the Optionee, the time limited for the performance by the Optionee of its obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.

8.2.

The Optionee shall within seven days give notice to the Optionor of each event of force majeure and upon cessation of such event shall furnish  the Optionor with notice to that effect together with particulars of the number of days by which the obligations of the Optionee hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

CLAUSE 9

Default

9.1.

If at any time during the term this Agreement is in full force and effect any of the parties (the “Defaulting Party”) fails to perform any of its obligations required to be performed hereunder or is in breach of a warranty given herein, the other party may terminate this Agreement but only if

(a)

it has first given to the Defaulting Party a notice of default containing particulars of the obligation which it has not performed, or the warranty breached, and

(b)

the Defaulting Party has not, within thirty days following delivery of such notice of default, cured such default or commenced proceedings to cure such default by appropriate payment or performance.

CLAUSE 10

Termination

10.1.

The legal effects of this Agreement shall forthwith cease to be in full force and effect on the following grounds:

(a)

by definitive confirmation of the legal effects of the Cancellation Order,

(b)

by expiration of the Option,

(c)

by final judicial judgment,

(d)

by mutual agreement of the parties.

CLAUSE 11

Obligations

11.1. The Optionor shall have the following obligations respecting the Mining Concession and the Cancellation Order:

(a)

it will file, at its own expense, all legal remedies or procedures available in accordance with Mexican law to definitely cancel the legal effects of the Cancellation Order, and it will pursue said actions diligently until their conclusion,

(b)

it provide the Optionee with copies of all information or documentation related to the remedies or procedures filed in accordance with clause 11.1. above,

(c)

in the event of the definitive confirmation of the Cancellation Order, it will file, at its own expense and in a timely manner as provided by law, directly or indirectly, and will pursue until their conclusion, all applications for mining concessions required to obtain the Derived Concession.

11.2. In case of definitive confirmation of the legal effects of the Cancellation Order, the Optionee shall not file, directly or indirectly, any mining concession applications covering the land area currently comprising the Mining Concession, in order to allow the Optionor to file the corresponding application(s) in accordance with clause 11.1 (c) above.

CLAUSE 11

Reinstatement

11.1.

This Agreement shall be reinstated, without the requirement for additional consent or judicial order, on occurrence of all the following events:

(a)

termination of this Agreement under clause 10.1 (a), and

(b)

issuance of title of the Derived Concession by the Mines Recorders´ office in the name of the Optionor or in the name of any other person acting on account or in the name of the Optionor.

11.2.

In the event of reinstatement of this Agreement under clause 11.1, this Agreement shall continue to be in full force and effect for a period of twelve (12) months from the date of issuance of title to the Derived Concession.

CLAUSE 12

NOTICES

12.1.

All notices and notifications that may be made between the parties as a result of the application of this Agreement shall be made in writing and shall be sent to the parties at the address that corresponds to the last address stated in this Agreement, which, until there’s no written communication stating otherwise shall be understood that it is the appointed in the preface of this Agreement. The parties may at any time change the previously stated addresses notifying one another in writing on a five days notice.

12.2.

All notifications shall be made: (i) in person, or (ii) by electronic means, with a subsequent confirmation by registered or certified mail requesting the corresponding reception confirmation, or (iii) by means of registered or certified mail or by commercial delivery service. All notifications will be valid and will be considered as received (i) if it was made in person, on the date that was made if it was made during work hours, and if it was not made in work hours, will be dated with the business day after the notification date, (ii) if it was made by electronic means, on the business day after receiving the confirmation sent by registered or certified mail, and (iii) if it was only made through mail or commercial delivery service, the business day after its reception.

CLAUSE 13

Governing Law and Tribunals

13.1.

This Agreement shall be interpreted and will be regulated by the applicable dispositions of the Mining Law and its Regulations, the Code of Commerce and the Civil Code of the State of Sonora, Mexico. In case of interpretation or execution of this Agreement or interpretation of the not expressly stipulated in this Agreement, the parties submit to the competence of the state and federal tribunals with seat and competence in Hermosillo, Sonora, renouncing the jurisdiction of any other court or tribunal, of any nature to which they may have right in virtue of their current or future address, or in virtue of any legal mechanism that may or could be applicable.

CLAUSE 14

General Provisions

14.1.

The parties hereto shall act towards each other in good faith and cooperation in all matters connected with this Agreement, provided that:

(a)

such relationship shall not impose upon either of them any duties or liabilities whatsoever except in accordance with this Agreement;

(b)

this Agreement shall not be deemed to constitute or create a partnership between the parties or to create any joint and several liability between them;

(c)

neither party shall have any authority to act for or to assume any obligation or responsibility on behalf of the other party, except as provided herein.

14.2.

No information whatsoever provided by any of the parties to the other party regarding the activities carried out on  the Mining Concession or the Derived Concession shall be published or disseminated by such party without the previous express consent from the other party, but such consent regarding the publishing of facts shall not be denied, and also shall not be denied regarding the information that is required to be publicly disseminated by the application of any securities or corporate legislation.

14.3.

This Agreement contains the total agreement of the parties with regards to its object; therefore it cancels and sets aside any other agreement or letter of intent, be it verbal or written, carried out by the parties with regards to such object, including the Exploration and Option to Purchase Agreement.

14.4.

This Contract shall not be subject to modifications, unless such modifications are made in writing by both parties.

14.5.

The parties shall opportunely make or promote the realization of all act, document, transmission, or other guarantee of commitment that is reasonably required, or advisable to execute the will of the parties contained in this Agreement, or to register, wherever it may be required, the ownership that the “Optionee” may acquire on the Mining Concession or the Derived Concession.

14.6.

This Agreement inures to the benefit of the parties, and their respective assignees and successors.

BEING READ, the parties sign and acknowledge this Agreementt, hereinbefore dated.

THE “OPTIONOR”

Exploraciones La Colorada, S.A. de C.V.

_________________________________

Samuel Fraijo Flores

Sole Administrator

THE “OPTIONEE”

Compañia Minera Pitalla, S.A. de C.V.

__________________________________

By: Alberto Jesús Orozco Garza

Legal Representative

CONSULTING AGREEMENT

THIS AGREEMENT dated the 1st day of January, 2009.

BETWEEN:

Pediment Gold Corp. (formerly Pediment Exploration Ltd.) a corporation having an office at Suite 720, 789 West Pender Street, Vancouver, BC  V6C 1H2

(the “Company”)

AND:

GF Consulting Corp. (“GFCC”) and Gary Freeman (“Freeman”), of #1101-1485 West 6th Ave., Vancouver, BC, V6H 4G1

WHEREAS:

A.

Freeman, the principal of GFCC, previously acted as a consultant for the Company under the terms of a Consulting Services Agreement, which agreement terminated on December 31, 2008; and

B.

The Company wishes to retain the services of GFCC to provide management and administrative services pursuant to the terms and conditions set forth in this Consulting Agreement, and GFCC has agreed to provide such services.

NOW THEREFORE in consideration of the premises and covenants herein made by each party hereto to the other, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party, the parties agree as follows:

1.

ENGAGEMENT, SERVICES AND TERM

1.1

Engagement

The Company will retain GFCC to provide management and administrative services including those services customarily provided by the President and CEO of the Company, and such other services as may be incidental to the foregoing, or may be otherwise reasonably requested by the Board of Directors of the Company (the “Board”) from time to time (the “Services”).

1.2

Term

GFCC will provide the Services from January 1, 2009 (the “Effective Date”) up to and including December 31, 2011, subject to earlier termination as provided in this Agreement (the “Term”).

1.3

Services

During the Term, GFCC will cause Gary Freeman (“Freeman”) to provide the Services and to act as President and CEO to the Company.  GFCC will report to the Board and will ensure that

Freeman acts consistently with the lawful directions and policies of the Board in effect from time to time.

Freeman will provide the Services at the head office of the Company and at such other place(s) as the Board of Directors may determine. GFCC and Freeman will determine the manner and procedures for delivery of the Services and will provide the Services in a competent, efficient and effective manner.  Freeman will expend the time necessary to properly perform the Services and GFCC will cause Freeman to be available to perform the Services for a minimum of 40 hours per week.  GFCC and Freeman acknowledges that the effective performance of the Services may require that Freeman travel from time to time as required by the Company.

Subject to Section 0, GFCC and Freeman may pursue other opportunities, provided that doing so does not materially impair the provision of the Services, there is no conflict of interest, and GFCC and Freeman give written notice of such opportunity to the Board.

2.

RELATIONSHIP

The parties acknowledge that in entering into this Agreement and in providing services hereunder, GFCC has and will have the status of an independent contractor and that nothing in this agreement will constitute GFCC as an agent, partner or employee of the Company for any purpose.  No agent, employee or servant of GFCC, including Freeman, is or will be deemed an employee, agent or servant of the Company.  GFCC is solely and entirely responsible for the acts of its employees, agents, servants, contractors and sub-contractors in connection with the performance of the Services.  Benefits provided by the Company to its employees will not be provided by the Company to GFCC, Freeman, or to any of GFCC’s employees, agents or servants.

GFCC and Freeman acknowledge that as a result of entering into this Agreement, Freeman will be an insider and a “person in a special relationship” as that expression is defined in the securities laws of various provinces of Canada, with the Company, and that as such, Freeman and GFCC may receive information concerning material changes in or material facts concerning the business and affairs of the Company that has not been generally disclosed, and GFCC and Freeman agree that they will not purchase or sell any securities of the Company until such information has been generally disclosed.

3.

COMPENSATION

3.1

Cash Compensation

The Company will pay to GFCC CDN$20,000.00 plus GST per month, for each full month during the Term in which Services are rendered (the “Fees”).  Payments will be made in arrears on the last day of every month.  In the event that Services are rendered for a partial month, compensation for that month will be pro-rated in accordance with the number business days for which the Services are rendered divided by the number of business days in that month.

3.2

Taxes

No deductions will be made by the Company from the Fees in respect of income taxes, Canada Pension Plan contributions, provincial health care premiums, or employment insurance contributions or any other benefits or levies.  GFCC will be solely responsible for the payment of all income taxes, Canada Pension Plan contributions, provincial health care premiums, employment insurance contributions and such other statutory payment, deductions or withholdings levied on GFCC by the government of Canada or of a province of Canada in respect of the amounts paid by the Company to GFCC.  Should the CRA deem taxes on behalf of GFCC, GFCC will reimburse the Company for such payments and the Company will be allowed to deduct such payments from any and all amounts owing to GFCC by the Company or its subsidiaries.

3.3

Stock Options

GFCC currently holds stock options, on the terms set out in Schedule “A” to this Agreement.  The Company will grant additional options to GFCC each year on or about the anniversary of the Effective Date in an amount that increases the number of options held by GFCC at that date to 700,000, except that no such additional options will be granted if GFCC is at the relevant time already holding not less than 700,000 options.  The grant price of the options will subject to all of the terms and conditions of the Company incentive option plan in effect at the relevant time and the exercise price of any such options will be no less than the TSX Venture Exchange (or if applicable, TSX) closing price on the day immediately preceding the anniversary date.  Notwithstanding the foregoing, the Company will not be required to grant any options at a time when it does not have sufficient authorized but unissued options available for granting under this incentive option plan.  If the grant of options cannot take place due to a blackout period, it will occur at the next practicable opportunity following the lifting of that blackout period.  If GFCC or Freeman lose any opportunity due to such a blackout delay or the Company not having available options for grant under its option plan, then the Company will not be liable to compensate GFCC or Freeman for such losses.

As the value of any grant of stock options will be based on market value and other factors, the Company makes no representation or guarantee that any grant of stock options will attain or result in any particular value or compensation to GFCC or Freeman, and the Company is not liable to GFCC or Freeman for any loss or failure to gain from the grant, retention or exercise of any stock options.  The terms and conditions of any stock option rights, including but not limited to provisions with respect to vesting to be determined by the Board, will be determined by the terms and conditions of the stock option plan or any successor plan as amended from time to time and at any time by the Company in its sole discretion.

3.4

Expenses

Upon submission of appropriate invoices, the Company will reimburse GFCC for all reasonable expenses actually and properly incurred by GFCC in connection with providing the Services under this Agreement.  The Company will pay the amounts due within fifteen (15) days of the receipt of such invoices.

4.

CONFIDENTIALITY

4.1

Access to Confidential Information

GFCC and Freeman acknowledge that in the course of carrying out, performing and fulfilling the Services, GFCC and Freeman have had and will have access to and be entrusted with Confidential Information, and that disclosure of Confidential Information to competitors or clients of the Company or to the general public will be highly detrimental to the best interests and business of the Company.

4.2

Definition of “Confidential Information”

In this Agreement, “Confidential Information” means trade secrets and information that is not generally known to the public or that would be reasonably considered confidential and proprietary to the Company and its business partners, and includes, but is not limited to:

(1)

trade secrets, know-how, concepts, ideas whether patentable or not, methods, processes, formulae, apparatus, standards, product specifications, processing procedures;

(2)

materials, sources of supply of materials, pricing of materials, arrangements with suppliers;

(3)

marketing plans and techniques, sales strategies and tactics, pricing figures, pricing policies, cost figures, sales literature, consulting and sales methods;

(4)

financial statements;

(5)

any client, customer or other contact information (including without limitation their names, preferences, financial information, address or telephone number)

(6)

all information contained on the Company’s databases;

(7)

access codes, all systems software applications, all software/systems source and object codes, data, documentation, program files, flow charts, programs, program decks, routines, subroutines, translators, compilers, assembler, all operational procedures, locations of operations, merchant numbers and merchant support and verification numbers;

(8)

the Company’s relations with its employees, including salaries, job classifications and skill levels and the names and contact information of employees and contractors; and

(9)

the private affairs of the Company or any other information which GFCC and Freeman may acquire during the course of performing the Services with respect to the business and affairs of the Company, including its manner of operation, inventions and technologies, whether acquired in the course of performing the Services or incidentally.

4.3

Exclusions

Notwithstanding the provisions of Section 4.2, “Confidential Information” does not include information or data which GFCC and Freeman can prove:

(a)

is in the public domain at the date of its disclosure to GFCC or Freeman, or which thereafter enters the public domain through no fault of GFCC or Freeman or of any other person owing an obligation of confidentiality to the Company (but only after it enters the public domain); or

(b)

was in GFCC’s or Freeman’s possession on a non-confidential basis prior to being disclosed under this Agreement as reasonably demonstrated by GFCC’s written records;

provided that information constituting Confidential Information will not be included within the foregoing exceptions merely because individual parts of such information were within the public domain, or were within GFCC’s or Freeman’s prior possession.

4.4

Use and Disclosure

GFCC and Freeman acknowledge that they will receive the Confidential Information solely for the purpose of carrying out the Services.  Except as may be specifically required in the course of carrying out such duties or as may be required by law, GFCC and Freeman will not, during the Term or at any time thereafter:

(a)

disclose any Confidential Information to any person or entity; or

(b)

use or exploit, directly or indirectly, the Confidential Information for any purpose other than the proper purposes of the Company.

If GFCC or Freeman is required by law to disclose any Confidential Information then they will promptly notify the Company that they may be required to disclose Confidential Information and they will consult with and cooperate with the Company in any attempt to resist or narrow such disclosure or to obtain an order or other assurance that such information will be accorded confidential treatment.  Notwithstanding any disclosure required by law, the Confidential Information disclosed will, for all other purposes, continue to be treated as Confidential Information under this Agreement.

4.5

Return of Confidential Materials

Upon the termination this Agreement with the Company for any reason, or upon the written request of the Company at any time, GFCC and Freeman will return immediately to the Company all Confidential Information then in their possession or control.

5.

CORPORATE OPPORTUNITIES AND INTELLECTUAL PROPERTY

5.1

 Opportunities

Any business opportunities related to:

(a)

the current business or prospective business of the Company;

(b)

any of the Confidential Information or any of the Property (as defined below); or

(c)

the Services performed by GFCC and Freeman;

which becomes known to GFCC or Freeman during the Term must be promptly and fully disclosed and made available to the Company and GFCC and Freeman agree not to take or omit to take, without the prior written approval of the Company, any action if the result would be to divert from the Company any such opportunity. Notwithstanding the above, the Company acknowledges that Freeman is the President of Ethos Capital Corp., which Company has an option to acquire the Santa Teresa and Corrales properties from Cardero Resource Corp. The Company confirms its agreement that it has no interest in Ethos Capital Corp. or in its subject properties and has granted permission to Freeman to be the President of Ethos.

5.2

Property Ownership

GFCC and Freeman acknowledge and agree that all right, title and interest in and to any information, documents, drawings, plans, models, works, trade secrets, inventions, discoveries, methods, improvements, research materials, software and databases, including all Confidential Information and including all intellectual property rights associated therewith, that:

(a)

relates to the Company’s business, as it may be conducted from time to time, and is made or conceived directly or indirectly by GFCC or Freeman in the course of performing the Services, whether or not GFCC or Freeman is specifically instructed to make or develop the same and whether made solely, jointly or in combination with others;

(b)

is made or conceived directly or indirectly by GFCC or Freeman in the course of performing the Services, whether or not GFCC or Freeman is specifically instructed to make or develop the same or whether made solely, jointly or in combination with others; or

(c)

is made or conceived directly or indirectly by GFCC or Freeman in the course of performing the Services and using the Company’s tools and equipment, whether or not GFCC or Freeman is specifically instructed to make or develop the same and whether made solely, jointly or in combination with others

(collectively the “Property”), will be for the benefit of the Company and will be considered to have been made under and by virtue of this Agreement and will immediately become the property of the Company.

5.3

Publications

GFCC or Freeman will not publish or disclose, or assist others to do so, any particulars of the Property or of any Confidential Information to any person or entity without the prior written consent of the Company.

5.4

Removal of Property

All records, files, source or object codes, data, materials, tapes, documents, equipment, drawings, plans, models and the like relating to the Confidential Information or the Property will remain the sole and exclusive property of the Company.  Except as authorized by the Company, GFCC or Freeman will not remove physically, electronically or in any other manner whatsoever from the premises of the Company or store or permit to be stored in any location other than the premises of the Company the Property or the Confidential Information or any records, files, source or object codes, data, materials, tapes, documents, equipment, drawings, plans, models and the like relating to the Confidential Information or Property.

6.

INDEMNITY

GFCC and Freeman will, jointly and severally, indemnify, defend and hold harmless the Company, and its directors, officers, employees, shareholders, servants and agents, past, present and future from and against any and all actions, claims, demands, liabilities, losses, judgments and awards, and any costs and expenses related thereto (including legal fees) which may be brought or made against the Company, arising directly or indirectly, in whole or in part, out of the relationship between the Company and GFCC, the negligence or willful act or omission of GFCC, Freeman or GFCC’s agents and employees, or a breach of this Agreement by GFCC in connection with the performance of the Services and income tax, employment insurance and Canada Pension Plan contributions in respect of provision of the Services.

7.

TERMINATION

7.1

Termination

GFCC and the Company agree that the engagement of GFCC pursuant to this Agreement may be terminated in the following manner in the circumstances stipulated below:

(a)

by GFCC, at any time, for any reason, without cause or entitlement to any further compensation, upon 60 days written notice to the Company;

(b)

by either party, for cause, at any time without entitlement to any further compensation, in the event of a failure by the other party to comply with any of the provisions hereunder, where such failure has been communicated to the other party and a reasonable opportunity to cure the failure has been provided, or, in the case of termination by the Company, the death or incapacity of Freeman or conduct by GFCC including but not limited to a persistent failure to follow the directions of the Board, or any act of gross negligence or wilful misconduct;

(c)

by the Company, at any time, without cause or reason, by written notice (the “Termination Notice”) to GFCC; and

(d)

upon the death of Freeman.

7.2

Payments upon Termination Without Cause by the Company

If the Company terminates this Agreement pursuant to 7.1(c) above, the Company will pay GFCC for the Fees due to GFCC for the twelve (12) months following the termination of the Agreement, or the remainder of the Term, whichever is less, within ten (10) business days from the date of the Termination Notice.

7.3

Change of Control and Termination

In the event that during the term of this Agreement there is a successful take over bid of the Company or a change of control in the Company resulting from a merger by way of an amalgamation or plan of arrangement or if any shareholder acquires in excess of 50% of the common shares of the Company, then GFCC at any time within 120 days of such event will be entitled to terminate this Agreement and to receive the aggregate cash compensation equivalent to CDN$480,000 (being 2 years payment of the cash compensation outlined in Section 3.1 herein).

8.

NOTICES

Any notices, requests, demands or other communications that are required or permitted to be given by one party to the other under this Agreement will be given in writing by registered post, personal delivery or facsimile addressed to the other party or delivered to such other party at the address shown on page 1 hereof or at such other address as either party may from time to time specify by notice in writing given to the other party.

Demands or other communications will be deemed to have been received, if sent by registered post, then on the date of acknowledged receipt in writing by or on behalf of the addressee, if sent by facsimile, then on the earlier of the date of transmission if received during normal business or working hours of the recipient and the date of the first normal business working hours after the date of transmission, or if sent by personal delivery, then on the date when delivered to the addressee.

9.

SEVERABILITY

In the event that any provision or part of this agreement is deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts will be and remain in full force and effect.

10.

REPRESENTATIONS

This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, whether oral or written and whether express or implied, between the parties hereto.  GFCC acknowledges and agrees that any prior agreements or representations, whether oral or written and whether express or implied, between GFCC and the Company or Freeman and the Company, are hereby terminated and GFCC has no rights or entitlements under or arising from any such prior agreements or representations against the Company.  GFCC hereby waives any right to assert a claim in tort based on any pre-contractual representations, negligent or otherwise, made by the Company.

11.

WAIVER OR MODIFICATION OF AGREEMENT

No failure or delay of the Company in exercising any power or right hereunder will operate as a waiver thereof nor will any single or partial exercise of such right or power preclude any other right or power hereunder.  No amendment, modification or waiver of any condition of this

Agreement or consent to any departure by GFCC therefrom will in any event be effective unless the same will be in writing signed by the Company.

12.

IRREPARABLE HARM

GFCC acknowledges and agrees that a breach of any of the covenants of this Agreement by GFCC and Freeman cannot be adequately compensated for such damages by monetary award, and may cause irreparable harm to the Company.  Accordingly, GFCC and Freeman agree that in addition to all of the remedies available to the Company at law or in equity, the Company will be entitled as a matter of right to apply for equitable relief (including without limitation, injunctive relief) to ensure the GFCC and Freeman’s compliance with the provisions of this Agreement.

13.

SURVIVAL

The obligations set out in Sections 0 to 0, inclusive and in sections 0 to 0 inclusive will survive the termination or expiry of this Agreement.

14.

FURTHER ASSISTANCE

The parties will execute and deliver any documents and perform any acts necessary to carry out the intent of this Agreement.

15.

GOVERNING LAW

This Agreement will be construed in accordance with and governed by the laws of British Columbia and the laws of Canada applicable therein.

16.

HEADINGS

The headings used in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it.

17.

ASSIGNMENT

This Agreement may not be assigned by either party.

18.

ENUREMENT

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

PEDIMENT EXPLORATION LTD.

GF CONSULTING CORP.

Per: __________________________

_____________________________

(authorized signatory)

For good and valuable consideration, I agree to be bound by the terms and obligations as set out in this Agreement.

________________________________

_____________________________

Gary Freeman

Dated

Schedule “A” – Stock Options

GFCC holds the following stock options as of the Effective Date:

Number of Options	Grant Price	Grant Date	Expiry Date
285,000	$0.80	April 25, 2006	April 25, 2011
100,000	$1.60	June 17, 2008	June 17, 2013
80,000	$0.60	December 12, 2008	December 12, 2013

CONSULTING AGREEMENT

THIS AGREEMENT made effective the 10th day of April, 2008.

BETWEEN:

Pediment Exploration Ltd., a corporation having an office at Suite 720, 789 West Pender Street, Vancouver, BC  V6C 1H2

(the “Company”)

AND:

Tuareg Consulting Inc., of 525 East 17th Street, North Vancouver, BC, V7L 2W4

 (“Tuareg”)

AND:

Scott Kelly, a director, and senior officer, and the controlling shareholder of Tuareg.

(the “Principal”)

WHEREAS:

A.

The Principal is a director, senior officer and controlling shareholder of Tuareg and delivers executive management and administrative services through Tuareg; and

B.

The Company wishes to retain the services of Tuareg to provide management and administrative services pursuant to the terms and conditions set forth in this Consulting Agreement, and Tuareg has agreed to provide such services.

NOW THEREFORE in consideration of the premises and covenants herein made by each party hereto to the other, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party, the parties agree as follows:

1.

ENGAGEMENT, SERVICES AND TERM

1.1

Engagement

The Company will retain Tuareg to provide financial and accounting services and perform those services and exercise those powers usually associated with the position of Vice-President, Finance with a Canadian public company, including but not limited to: providing accounting services to the Company; and such other services and powers as may be incidental to the foregoing, or as may be otherwise be reasonably assigned to Tuareg by the President of the Company from time to time (the “Services”).

1.2

Term

Tuareg will provide the Services from April 10, 2008 (the “Effective Date”) up to and including March 31, 2009, subject to earlier termination as provided in this Agreement (the “Term”).

1.3

Services

Tuareg will report to the President of the Company, or such other person or persons as may be designated, from time to time, by the President of the Company.  During the Term, Tuareg will cause the Principal to provide the Services to the Company.  Tuareg will ensure that the Principal acts consistently with the lawful directions and policies of the Company in effect from time to time.

Tuareg and the Company agree that the principal location where Tuareg will perform the Services will be in Vancouver, but Tuareg acknowledges that the effective performance of the Services will require Tuareg to travel from time to time as required by the Company.  Tuareg will determine the manner and procedures for delivery of the Services and will provide the Services in a competent, efficient and effective manner.  Tuareg will expend the time necessary to properly perform the Services and agrees to be available to perform the Services for a minimum of the greater of 80% of his professional working time and 40 hours per week.  Subject to the deadlines and time constraints of the Company, Tuareg may determine the days and hours during which Services are provided.

Subject to Section 0, Tuareg may pursue other opportunities, provided that doing so does not materially impair the provision of the Services, there is no conflict of interest, and Tuareg gives written notice of such opportunity to the Board of Directors of the Company (the “Board”) and the Board provides its prior written consent, not to be unreasonably withheld.

2.

RELATIONSHIP

The parties hereto acknowledge that in entering into this Agreement and in providing services hereunder, Tuareg has and will have the status of an independent contractor and that nothing in this agreement will constitute Tuareg as an agent, partner or employee of the Company for any purpose.  No agent, employee or servant of Tuareg, including the Principal, is or will be deemed an employee, agent or servant of the Company.  Tuareg is solely and entirely responsible for the acts of its employees, agents, servants, contractors and sub-contractors in connection with the performance of the Services.  Benefits provided by the Company to its employees will not be provided by the Company to Tuareg, the Principal, or to any of Tuareg’s employees, agents or servants.  The Company will not control or direct the details and means by which Tuareg provides the Services.

Tuareg and the Principal each acknowledge that as a result of entering into this Agreement, the Principal will be a “person in a special relationship” as that expression is defined in the securities laws of various provinces of Canada, with the Company, and that as such, the Principal and Tuareg may receive information concerning material changes in or material facts concerning the business and affairs of the Company that has not been generally disclosed, and Tuareg and the Principal agree that the Principal will not purchase or sell any securities of the Company until such information has been generally disclosed.

Notwithstanding any other provisions of this Agreement, including, without limitation, the foregoing provisions of this Section 2, nothing in this Agreement will be interpreted or is intended to be interpreted to in any way limit any fiduciary or other duties and obligations that the Principal may have to the Company, from time to time, by virtue of him personally holding any office or other position with the Company that is not covered by this Agreement.

3.

COMPENSATION

3.1

Cash Compensation

The Company will pay to Tuareg CDN$5,500 plus GST per month, for each full month during the Term in which Services are rendered (the “Fees”).  Payments will be made in arrears on the last day of every month.  In the event that Services are rendered for a partial month, compensation for that month will be pro-rated in accordance with the number business days for which the Services are rendered divided by the number of business days in that month.  Should the duties of Tuareg increase, the Fees, subject to Board approval, may be amended accordingly.

3.2

Taxes

No deductions will be made by the Company from the Fees in respect of income taxes, Canada Pension Plan contributions, provincial health care premiums, employment insurance contributions or any other benefits or levies.  Tuareg will be solely responsible for the payment of all income taxes, Canada Pension Plan contributions, provincial health care premiums, employment insurance contributions and such other statutory payment, deductions or withholdings levied on Tuareg by the government of Canada or of a province of Canada in respect of the amounts paid by the Company to Tuareg.  Should the CRA deem that taxes are owed on behalf of Tuareg, Tuareg will reimburse the Company for such payments and the Company will be allowed to deduct such payments from any and all amounts owing to Tuareg by the Company or its subsidiaries.

3.3

Stock Options

The Company may grant options to Tuareg in its sole discretion and in accordance with the terms and conditions of the Company’s stock option plan.

As the value of any grant of stock options will be based on market value and other factors, the Company makes no representation or guarantee that any grant of stock options will attain or result in any particular value or compensation to Tuareg and the Company is not liable to Tuareg for any loss or failure to gain from the grant, retention or exercise of any stock options.  The terms and conditions of any stock option rights, including but not limited to provisions with respect to vesting to be determined by the Board, will be determined by the terms and conditions of the stock option plan or any successor plan as amended from time to time and at any time by the Company in its sole discretion.

3.4

Expenses

Upon submission of appropriate invoices, the Company will reimburse Tuareg for all reasonable expenses which, in the Company’s opinion, were actually and properly incurred by Tuareg in connection with providing the Services under this Agreement.  The Company will pay the amounts due within fifteen (15) days of the receipt of such invoices.

4.

CONFIDENTIALITY

4.1

Access to Confidential Information

Tuareg and the Principal acknowledge that in the course of carrying out, performing and fulfilling the Services, Tuareg and the Principal have had and will have access to and be entrusted with Confidential Information, and that disclosure of Confidential Information to competitors or clients of the Company or to the general public will be highly detrimental to the best interests and business of the Company.

4.2

Definition of “Confidential Information”

In this Agreement, “Confidential Information” means trade secrets and information that is not generally known to the public or that would be reasonably considered confidential and proprietary to the Company and its business partners, and includes, but is not limited to:

(1)

trade secrets, know-how, concepts, ideas whether patentable or not, methods, processes, formulae, apparatus, standards, product specifications, processing procedures;

(2)

materials, sources of supply of materials, pricing of materials, arrangements with suppliers;

(3)

marketing plans and techniques, sales strategies and tactics, pricing figures, pricing policies, cost figures, sales literature, consulting and sales methods;

(4)

financial statements;

(5)

any client, customer or other contact information (including without limitation their names, preferences, financial information, address or telephone number)

(6)

all information contained on the Company’s databases;

(7)

access codes, all systems software applications, all software/systems source and object codes, data, documentation, program files, flow charts, programs, program decks, routines, subroutines, translators, compilers, assembler, all operational procedures, locations of operations, merchant numbers and merchant support and verification numbers;

(8)

the Company’s relations with its employees, including salaries, job classifications and skill levels and the names and contact information of employees and contractors; and

(9)

the private affairs of the Company or any other information which Tuareg and the Principal may acquire during the course of performing the Services with respect to the business and affairs of the Company, including its manner of operation, inventions and technologies, whether acquired in the course of performing the Services or incidentally.

4.3

Exclusions

Notwithstanding the provisions of Section 4.2, “Confidential Information” does not include information or data which Tuareg and the Principal can prove:

(a)

is in the public domain at the date of its disclosure to Tuareg or the Principal, or which thereafter enters the public domain through no fault of Tuareg or the Principal or of any other person owing an obligation of confidentiality to the Company (but only after it enters the public domain); or

(b)

was in Tuareg’s or the Principal’s possession on a non-confidential basis prior to being disclosed under this Agreement as reasonably demonstrated by Tuareg’s written records;

provided that information constituting Confidential Information will not be included within the foregoing exceptions merely because individual parts of such information were within the public domain, or were within Tuareg’s or the Principal’s prior possession.

4.4

Use and Disclosure

Tuareg and the Principal acknowledge that they will receive the Confidential Information solely for the purpose of carrying out the Services.  Except as may be specifically required in the course of carrying out such duties or as may be required by law, Tuareg and the Principal will not, during the Term or at any time thereafter:

(a)

disclose any Confidential Information to any person or entity; or

(b)

use or exploit, directly or indirectly, the Confidential Information for any purpose other than the proper purposes of the Company.

If Tuareg or the Principal is required by law to disclose any Confidential Information then they will promptly notify the Company that they may be required to disclose Confidential Information and they will consult with and cooperate with the Company in any attempt to resist or narrow such disclosure or to obtain an order or other assurance that such information will be accorded confidential treatment.  Notwithstanding any disclosure required by law, the Confidential Information disclosed will, for all other purposes, continue to be treated as Confidential Information under this Agreement.

4.5

Return of Confidential Materials

Upon the termination this Agreement with the Company for any reason, or upon the written request of the Company at any time, Tuareg and the Principal will return immediately to the Company all Confidential Information then in their possession or control.

5.

Corporate Opportunities and Intellectual Property

5.1

Opportunities

Any business opportunities related to:

(a)

the current business or prospective business of the Company;

(b)

any of the Confidential Information or any of the Property (as defined below); or

(c)

the Services performed by Tuareg and the Principal;

which becomes known to Tuareg or the Principal during the Term must be promptly and fully disclosed and made available to the Company and Tuareg and the Principal agree not to take or omit to take, without the prior written approval of the Company, any action if the result would be to divert from the Company any such opportunity.

5.2

Property Ownership

Tuareg and the Principal acknowledge and agree that all right, title and interest in and to any information, documents, drawings, plans, models, works, trade secrets, inventions, discoveries, methods, improvements, research materials, software and databases, including all Confidential Information and including all intellectual property rights associated therewith, that:

(a)

relates to the Company’s business, as it may be conducted from time to time, and is made or conceived directly or indirectly by Tuareg or the Principal in the course of performing the Services, whether or not Tuareg or the Principal is specifically instructed to make or develop the same and whether made solely, jointly or in combination with others;

(b)

is made or conceived directly or indirectly by Tuareg or the Principal in the course of performing the Services, whether or not Tuareg or the Principal is specifically instructed to make or develop the same or whether made solely, jointly or in combination with others; or

(c)

is made or conceived directly or indirectly by Tuareg or the Principal in the course of performing the Services and using the Company’s tools and equipment, whether or not Tuareg or the Principal is specifically instructed to make or develop the same and whether made solely, jointly or in combination with others

(collectively the “Property”), will be for the benefit of the Company and will be considered to have been made under and by virtue of this Agreement and will immediately become the property of the Company.

5.3

Publications

Neither Tuareg nor the Principal will publish or disclose, or assist others to do so, any particulars of the Property or of any Confidential Information to any person or entity without the prior written consent of the Company.

5.4

Removal of Property

All records, files, source or object codes, data, materials, tapes, documents, equipment, drawings, plans, models and the like relating to the Confidential Information or the Property will remain the sole and exclusive property of the Company.  Except as authorized by the Company, Tuareg or the Principal will not remove physically, electronically or in any other manner whatsoever from the premises of the Company or store or permit to be stored in any location other than the premises of the Company the Property or the Confidential Information or any records, files, source or object codes, data, materials, tapes, documents, equipment, drawings, plans, models and the like relating to the Confidential Information or Property.

6.

INDEMNITY

Tuareg and the Principal will, jointly and severally, indemnify, defend and hold harmless the Company, and its directors, officers, employees, shareholders, servants and agents, past, present and future from and against any and all actions, claims, demands, liabilities, losses, judgments and awards, and any costs and expenses related thereto (including legal fees) which may be brought or made against the Company, arising directly or indirectly, in whole or in part, out of the relationship between the Company and Tuareg, the negligence or willful act or omission of Tuareg, the Principal or Tuareg’s agents and employees, or a breach of this Agreement by Tuareg in connection with the performance of the Services and income tax, employment insurance and Canada Pension Plan contributions in respect of provision of the Services.

7.

TERMINATION

7.1

Termination

Tuareg and the Company agree that the engagement of Tuareg pursuant to this Agreement may be terminated in the following manner in the circumstances stipulated below:

(a)

by Tuareg, at any time, for any reason, without cause or entitlement to any further compensation, upon 60 days written notice to the Company;

(b)

by either party, for cause, at any time without entitlement to any further compensation, in the event of a failure by the other party to comply with any of the provisions hereunder, where such failure has been communicated to the other party and a reasonable opportunity to cure the failure has been provided, or, in the case of termination by the Company, the death or incapacity of the Principal or conduct by Tuareg including but not limited to a persistent failure to follow the directions of the President, or any act of gross negligence or wilful misconduct; and

(c)

by the Company, at any time, without cause or reason, by written notice (the “Termination Notice”) to Tuareg.

7.2

Payments upon Termination Without Cause by the Company

If the Company terminates this Agreement pursuant to 7.1(c) above, the Company will pay Tuareg for the Fees due to Tuareg for the three (3) months following the termination of the Agreement, or the remainder of the Term, whichever is less, within ten (10) business days from the date of the Termination Notice.

8.

NOTICES

Any notices, requests, demands or other communications that are required or permitted to be given by one party hereto to the other under this Agreement will be given in writing by registered post, personal delivery or facsimile addressed to the other party hereto or delivered to such other party at the address shown on page 1 hereof or at such other address as either party hereto may from time to time specify by notice in writing given to the other party.

Demands or other communications will be deemed to have been received, if sent by registered post, then on the date of acknowledged receipt in writing by or on behalf of the addressee, if sent by facsimile, then on the earlier of the date of transmission if received during normal business or working hours of the recipient and the date of the first normal business working hours after the date of transmission, or if sent by personal delivery, then on the date when delivered to the addressee.

9.

SEVERABILITY

In the event that any provision or part of this agreement is deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts will be and remain in full force and effect.

10.

REPRESENTATIONS

This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, whether oral or written and whether express or implied, between the parties hereto.  Tuareg acknowledges and agrees that any prior agreements or representations, whether oral or written and whether express or implied, between Tuareg and the Company or the Principal and the Company, are hereby terminated and Tuareg has no rights or entitlements under or arising from any such prior agreements or representations against the Company.  Tuareg hereby waives any right to assert a claim in tort based on any pre-contractual representations, negligent or otherwise, made by the Company.

11.

WAIVER OR MODIFICATION OF AGREEMENT

No failure or delay of the Company in exercising any power or right hereunder will operate as a waiver thereof nor will any single or partial exercise of such right or power preclude any other right or power hereunder.  No amendment, modification or waiver of any condition of this

Agreement or consent to any departure by Tuareg therefrom will in any event be effective unless the same will be in writing signed by the Company.

12.

IRREPARABLE HARM

Tuareg acknowledges and agrees that a breach of any of the covenants of this Agreement by Tuareg cannot be adequately compensated for such damages by monetary award, and may cause irreparable harm to the Company.  Accordingly, Tuareg agrees that in addition to all of the remedies available to the Company at law or in equity, the Company will be entitled as a matter of right to apply for equitable relief (including without limitation, injunctive relief) to ensure the Tuareg’s compliance with the provisions of this Agreement.

13.

SURVIVAL

The obligations set out in Sections 0 to 0, inclusive and in sections 0 to 0 inclusive will survive the termination or expiry of this Agreement.

14.

FURTHER ASSISTANCE

The parties will execute and deliver any documents and perform any acts necessary to carry out the intent of this Agreement.

15.

GOVERNING LAW

This Agreement will be construed in accordance with and governed by the laws of British Columbia and the laws of Canada applicable in British Columbia.

16.

HEADINGS

The headings used in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it.

17.

ASSIGNMENT

This Agreement may not be assigned by either party without the prior written consent of the other party.  In the case of a proposed assignment by Tuareg or the Principal, consent by they Company may be arbitrarily or unreasonably withheld.

[Agreement continues with Section 18 on page 10.]

18.

ENUREMENT

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

PEDIMENT EXPLORATION LTD.

TUAREG CONSULTING INC.

Per: __________________________

Per: _________________________

(authorized signatory)

(authorized signatory)

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, I agree to be bound by the terms and obligations as set out in Sections 2, 3.3 and 4 to 6 of this Agreement.

________________________________

_____________________________

Scott Kelly

Dated

CONSULTING AGREEMENT

THIS AGREEMENT dated the 1st day of January, 2008.

BETWEEN:

Pediment Exploration Ltd., a corporation having an office at Suite 720, 789 West Pender Street, Vancouver, BC  V6C 1H2

(the “Company”)

AND:

Melvin A. Herdrick, of P.O. Box 1631 Nogales, Arizona USA

(“Herdrick”)

WHEREAS:

A.

Herdrick has been engaged by the Company as a consultant to provide exploration and evaluation services pursuant to a consulting agreement dated May 15, 2006, amended by an agreement dated November 30, 2006; and

B.

The Company wishes to engage Herdrick to provide further exploration and evaluation services pursuant to the new terms and conditions set forth in this Consulting Agreement, and Herdrick has agreed to provide such services.

NOW THEREFORE in consideration of the premises and covenants herein made by each party hereto to the other, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party, the parties agree as follows:

1.

ENGAGEMENT, SERVICES AND TERM

1.1

Engagement

The Company will retain Herdrick to provide exploration and evaluation services and perform those services and exercise those powers usually associated with the position of Vice-President, Exploration, including but not limited to: overseeing the Company’s Mexican subsidiaries and the Company’s property programs (acquisitions, divestitures, joint ventures and exploration); and such other services and powers as may be incidental to the foregoing, or may be otherwise be reasonably assigned by the Company from time to time (the “Services”).  Herdrick will have the authority to execute contracts for or on behalf of the Company or otherwise bind the Company to any legal obligations where authorized to do so by the Company’s President.

1.2

Term

Herdrick will provide the Services from January 1, 2008 (the “Effective Date”) up to and including December 31, 2008, subject to earlier termination as provided in this Agreement (the “Term”).

1.3

Services

Herdrick will report to the President of the Company, or such other person or persons designated from time to time.

Herdrick and the Company agree that the principle location where Herdrick will perform the Services will be in Mexico, but Herdrick acknowledges that the effective performance of the Services will require Herdrick to travel from time to time as required by the Company.  Herdrick will determine the manner and procedures for delivery of the Services and will provide the Services in a competent, efficient and effective manner.  Herdrick will expend the time necessary to properly perform the Services and agrees to be available to perform the Services for a minimum of the greater of 80% of his professional working time and 40 hours per week.  Subject to the deadlines and time constraints of the Company, Herdrick may determine the days and hours during which Services are provided.

Subject to Section 4, Herdrick may pursue other opportunities, provided that doing so does not materially impair the provision of the Services, there is no conflict of interest, and Herdrick gives written notice of such opportunity to the Board of Directors of the Company (the “Board”) and the Board provides its prior written consent, not to be unreasonably withheld.

2.

RELATIONSHIP

The parties acknowledge that in entering into this Agreement and in providing the Services hereunder, Herdrick has and will have the status of an independent contractor and that nothing in this agreement will constitute Herdrick as an agent, partner or employee of the Company for any purpose.  Herdrick may hold a job description with the Company such as “Vice-President, Exploration”, but Herdrick will not, on account of such, be considered to be a permanent senior officer of the Company and will only become an officer or insider by separate agreement in writing.

No agent, employee or servant of Herdrick is or will be deemed an employee, agent or servant of the Company.  Herdrick is solely and entirely responsible for the acts of its employees, agents, servants, contractors and sub-contractors in connection with the performance of the Services.  Benefits provided by the Company to its employees will not be provided by the Company to Herdrick, or to any of Herdrick’s employees, agents or servants.  The Company will not control or direct the details and means by which Herdrick provides the Services.

Herdrick acknowledges that as a result of entering into this Agreement, Herdrick will be a “person in a special relationship” as that expression is defined in the securities laws of various provinces of Canada, with the Company, and that as such, Herdrick may receive information concerning material changes in or material facts concerning the business and affairs of the Company that has not been generally disclosed, and Herdrick agrees that Herdrick will not purchase or sell any securities of the Company until such information has been generally disclosed.

3.

COMPENSATION

3.1

Cash Compensation

The Company will pay to Herdrick US $15,000 per month, for each full month during the Term in which Services are rendered (the “Fees”).  Payments will be made in arrears on the last day of every month.  In the event that Services are rendered for a partial month, compensation for that month will be pro-rated in accordance with the number business days for which the Services are rendered divided by the number of business days in that month.  Should the duties of Herdrick increase, the Fees, subject to Board approval, may be amended accordingly.

3.2

Taxes

No deductions will be made by the Company from the Fees in respect of income taxes, Canada Pension Plan contributions, provincial health care premiums, employment insurance contributions or any other benefits or levies.  Herdrick will be solely responsible for the payment of all income taxes, Canada Pension Plan contributions, provincial health care premiums, employment insurance contributions and such other statutory payment, deductions or withholdings levied on Herdrick by the government of Canada or of a province of Canada in respect of the amounts paid by the Company to Herdrick.  Should the CRA deem taxes are owed on behalf of Herdrick, Herdrick will reimburse the Company for such payments and the Company will be allowed to deduct such payments from any and all amounts owing to Herdrick by the Company or its subsidiaries.

3.3

Stock Options

Herdrick currently holds stock options, on the terms set out in Schedule “A” to this Agreement.  The Company may grant additional options to Herdrick in its sole discretion and in accordance with the terms and conditions of the Company’s stock option plan.

As the value of any grant of stock options will be based on market value and other factors, the Company makes no representation or guarantee that any grant of stock options will attain or result in any particular value or compensation to Herdrick and the Company is not liable to Herdrick for any loss or failure to gain from the grant, retention or exercise of any stock options.  The terms and conditions of any stock option rights, including but not limited to provisions with respect to vesting to be determined by the Board, will be determined by the terms and conditions of the stock option plan or any successor plan as amended from time to time and at any time by the Company in its sole discretion.

3.4

Expenses

Upon submission of appropriate invoices, the Company will reimburse Herdrick for all reasonable expenses actually and properly incurred by Herdrick in connection with providing the Services under this Agreement.  The Company will pay the amounts due within fifteen (15) days of the receipt of such invoices.

4.

CONFIDENTIALITY

4.1

Access to Confidential Information

Herdrick acknowledges that in the course of carrying out, performing and fulfilling the Services, Herdrick has had and will have access to and be entrusted with Confidential Information, and that disclosure of Confidential Information to competitors or clients of the Company or to the general public will be highly detrimental to the best interests and business of the Company.

4.2

Definition of “Confidential Information”

In this Agreement, “Confidential Information” means trade secrets and information that is not generally known to the public or that would be reasonably considered confidential and proprietary to the Company and its business partners, and includes, but is not limited to:

(1)

trade secrets, know-how, concepts, ideas whether patentable or not, methods, processes, formulae, apparatus, standards, product specifications, processing procedures;

(2)

materials, sources of supply of materials, pricing of materials, arrangements with suppliers;

(3)

marketing plans and techniques, sales strategies and tactics, pricing figures, pricing policies, cost figures, sales literature, consulting and sales methods;

(4)

financial statements;

(5)

any client, customer or other contact information (including without limitation their names, preferences, financial information, address or telephone number)

(6)

all information contained on the Company’s databases;

(7)

access codes, all systems software applications, all software/systems source and object codes, data, documentation, program files, flow charts, programs, program decks, routines, subroutines, translators, compilers, assembler, all operational procedures, locations of operations, merchant numbers and merchant support and verification numbers;

(8)

the Company’s relations with its employees, including salaries, job classifications and skill levels and the names and contact information of employees and contractors; and

(9)

the private affairs of the Company or any other information which Herdrick may acquire during the course of performing the Services with respect to the business and affairs of the Company, including its manner of operation, inventions and technologies, whether acquired in the course of performing the Services or incidentally.

4.3

Exclusions

Notwithstanding the provisions of Section 4.2, “Confidential Information” does not include information or data which Herdrick can prove:

(a)

is in the public domain at the date of its disclosure to Herdrick, or which thereafter enters the public domain through no fault of Herdrick or of any other person owing an obligation of confidentiality to the Company (but only after it enters the public domain); or

(b)

was in Herdrick’s possession on a non-confidential basis prior to being disclosed under this Agreement, as reasonably demonstrated by Herdrick’s written records;

provided that information constituting Confidential Information will not be included within the foregoing exceptions merely because individual parts of such information were within the public domain, or were within Herdrick’s prior possession.

4.4

Use and Disclosure

Herdrick acknowledges that he will receive the Confidential Information solely for the purpose of carrying out the Services.  Except as may be specifically required in the course of carrying out such duties or as may be required by law, Herdrick will not, during the Term or at any time thereafter:

(a)

disclose any Confidential Information to any person or entity; or

(b)

use or exploit, directly or indirectly, the Confidential Information for any purpose other than the proper purposes of the Company.

If Herdrick is required by law to disclose any Confidential Information then he will promptly notify the Company that he may be required to disclose Confidential Information and he will consult with and cooperate with the Company in any attempt to resist or narrow such disclosure or to obtain an order or other assurance that such information will be accorded confidential treatment.  Notwithstanding any disclosure required by law, the Confidential Information disclosed will, for all other purposes, continue to be treated as Confidential Information under this Agreement.

4.5

Return of Confidential Materials

Upon the termination this Agreement with the Company for any reason, or upon the written request of the Company at any time, Herdrick will return immediately to the Company all Confidential Information then in his possession or control.

5.

CORPORATE OPPORTUNITIES AND INTELLECTUAL PROPERTY

5.1

Opportunities

Any business opportunities related to:

(a)

the current business or prospective business of the Company;

(b)

any of the Confidential Information or any of the Property (as defined below); or

(c)

the Services performed by Herdrick;

which becomes known to Herdrick during the Term must be promptly and fully disclosed and made available to the Company and Herdrick agrees not to take or omit to take, without the prior written approval of the Company, any action if the result would be to divert from the Company any such opportunity.

5.2

Property Ownership

Herdrick acknowledges and agrees that all right, title and interest in and to any information, documents, drawings, plans, models, works, trade secrets, inventions, discoveries, methods, improvements, research materials, software and databases, including all Confidential Information and including all intellectual property rights associated therewith, that:

(a)

relates to the Company’s business, as it may be conducted from time to time, and is made or conceived directly or indirectly by Herdrick in the course of performing the Services, whether or not Herdrick is specifically instructed to make or develop the same and whether made solely, jointly or in combination with others;

(b)

is made or conceived directly or indirectly by Herdrick in the course of performing the Services, whether or not Herdrick is specifically instructed to make or develop the same or whether made solely, jointly or in combination with others; or

(c)

is made or conceived directly or indirectly by Herdrick in the course of performing the Services and using the Company’s tools and equipment, whether or not Herdrick is specifically instructed to make or develop the same and whether made solely, jointly or in combination with others

(collectively the “Property”), will be for the benefit of the Company and will be considered to have been made under and by virtue of this Agreement and will immediately become the property of the Company.

5.3

Publications

Herdrick will not publish or disclose, or assist others to do so, any particulars of the Property or of any Confidential Information to any person or entity without the prior written consent of the Company.

5.4

Removal of Property

All records, files, source or object codes, data, materials, tapes, documents, equipment, drawings, plans, models and the like relating to the Confidential Information or the Property will remain the sole and exclusive property of the Company.  Except as authorized by the Company, Herdrick will not remove physically, electronically or in any other manner whatsoever from the premises of the Company or store or permit to be stored in any location other than the premises of the Company the Property or the Confidential Information or any records, files, source or object codes, data, materials, tapes, documents, equipment, drawings, plans, models and the like relating to the Confidential Information or Property.

6.

INDEMNITY

Herdrick will indemnify, defend and hold harmless the Company, and its directors, officers, employees, shareholders, servants and agents, past, present and future from and against any and all actions, claims, demands, liabilities, losses, judgments and awards, and any costs and expenses related thereto (including legal fees) which may be brought or made against the Company, arising directly or indirectly, in whole or in part, out of the relationship between the Company and Herdrick, the negligence or willful act or omission of Herdrick, or a breach of this Agreement by Herdrick in connection with the performance of the Services and income tax, employment insurance and Canada Pension Plan contributions in respect of provision of the Services.

7.

TERMINATION

7.1

Termination

Herdrick and the Company agree that the engagement of Herdrick pursuant to this Agreement may be terminated in the following manner in the circumstances stipulated below:

(a)

by Herdrick, at any time, for any reason, without cause or entitlement to any further compensation, upon 60 days written notice to the Company;

(b)

by either party, for cause, at any time without entitlement to any further compensation, in the event of a failure by the other party to comply with any of the provisions hereunder, where such failure has been communicated to the other party and a reasonable opportunity to cure the failure has been provided, or, in the case of termination by the Company, conduct by Herdrick that would constitute cause, including but not limited to a persistent failure to follow the directions of the President, or any act of gross negligence or wilful misconduct; and

(c)

by the Company, at any time, without cause or reason, by written notice (the “Termination Notice”) to Herdrick.

7.2

Payments upon Termination Without Cause by the Company

If the Company terminates this Agreement pursuant to 7.1(c) above, the Company will pay Herdrick for the Fees due to Herdrick for the three (3) months following the termination of the Agreement, or the remainder of the Term, whichever is less, within ten (10) business days from the date of the Termination Notice.

8.

NOTICES

Any notices, requests, demands or other communications that are required or permitted to be given by one party to the other under this Agreement will be given in writing by registered post, personal delivery or facsimile addressed to the other party or delivered to such other party at the address shown on page 1 hereof or at such other address as either party may from time to time specify by notice in writing given to the other party.

Demands or other communications will be deemed to have been received, if sent by registered post, then on the date of acknowledged receipt in writing by or on behalf of the addressee, if sent by facsimile, then on the earlier of the date of transmission if received during normal business or working hours of the recipient and the date of the first normal business working hours after the date of transmission, or if sent by personal delivery, then on the date when delivered to the addressee.

9.

SEVERABILITY

In the event that any provision or part of this agreement is deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts will be and remain in full force and effect.

10.

REPRESENTATIONS

This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, whether oral or written and whether express or implied, between the parties hereto.  Herdrick acknowledges and agrees that any prior agreements or representations, whether oral or written and whether express or implied, between Herdrick and the Company, are hereby terminated and Herdrick has no rights or entitlements under or arising from any such prior agreements or representations against the Company.  Herdrick hereby waives any right to assert a claim in tort based on any pre-contractual representations, negligent or otherwise, made by the Company.

11.

WAIVER OR MODIFICATION OF AGREEMENT

No failure or delay of the Company in exercising any power or right hereunder will operate as a waiver thereof nor will any single or partial exercise of such right or power preclude any other right or power hereunder.  No amendment, modification or waiver of any condition of this Agreement or consent to any departure by Herdrick therefrom will in any event be effective unless the same will be in writing signed by the Company.

12.

IRREPARABLE HARM

Herdrick acknowledges and agrees that a breach of any of the covenants of this Agreement by Herdrick cannot be adequately compensated for such damages by monetary award, and may cause irreparable harm to the Company.  Accordingly, Herdrick agrees that in addition to all of the remedies available to the Company at law or in equity, the Company will be entitled as a matter of right to apply for equitable relief (including without limitation, injunctive relief) to ensure the Herdrick’s compliance with the provisions of this Agreement.

13.

SURVIVAL

The obligations set out in Sections 4 to 7, inclusive and in sections 9 to 18 inclusive will survive the termination or expiry of this Agreement.

14.

FURTHER ASSISTANCE

The parties will execute and deliver any documents and perform any acts necessary to carry out the intent of this Agreement.

15.

GOVERNING LAW

This Agreement will be construed in accordance with and governed by the laws of Alberta and the laws of Canada applicable in Alberta.

16.

HEADINGS

The headings used in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it.

17.

ASSIGNMENT

This Agreement may not be assigned by either party without the prior written consent of the other party.

18.

ENUREMENT

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

PEDIMENT EXPLORATION LTD.

Per: __________________________

_____________________________

Melvin A. Herdrick

Schedule “A” – Stock Options

Herdrick holds the following stock options as of the Effective Date:

Number of Options	Grant Price	Grant Date	Expiry Date
25,000	$0.50	July 21, 2005	July 21, 2010
30,000	$0.80	April 25, 2006	April 25, 2011
25,000	$0.55	August 2, 2006	August 2, 2011
50,000	$0.60	February 12, 2007	February 12, 2012
200,000	$1.88	October 12, 2007	October 12, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509

(Registrant)

Date: June 8, 2009             By /s/ Gary Freeman

                                      Gary Freeman, President/CEO/Director